SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item
1.	Translation of letters to the Stock Exchanges and the Superintendent of Banks and Financial Institutions, dated November 18, 2004, informing them of newly released essential information.

2.	Translation of a letter to The Bank of New York dated November 22, 2004.

Item 1

Santiago, November 18, 2004

Letter No.

Messrs.

Bolsa Electrónica de Chile

Stock Exchange

By Hand

Dear Sirs:

Pursuant to current legal and regulatory precepts, we would like to inform you as essential information that on December 1, 2004, Banco Bilbao Vizcaya Argentaria, Chile will proceed with the accelerated redemption of all the Series D3, D4, D5, and D6 Bearer Bank Bonds issued by the aforementioned Banking Institution on June 1, 1999, and registered with the Superintendency of Banks and Financial Institution of Chile’s Public Securities Registry, under numbers 12/99 and 13/99 on August 24 of that same year.

The redemption price will be the face value plus accrued unpaid interest at the redemption date, denominated in Unidades de Fomento and payable in Chilean pesos. Although this accelerated redemption will cause an accounting impact of approximately 3.6 million Chilean pesos on the Bank’s books, it will imply a significant financial savings in the future, which is estimated to be greater than the aforementioned amount.

Likewise, and in order to comply with the provisions of Chapter 2-11 of the Updated Compendium of Rules issued by the Superintendency of Banks and Financial Institutions, we are pleased to attach documentation of the publication made in the El Mostrador newspaper on November 16, 2004.

The present communication is issued in virtue of the provisions of Articles 9 and 10 of Law 18,045, and Chapters 2-11 and 18-10 of the Superintendency of Banks and Financial Institutions’ Updated Compendium of Rules, inasmuch as it is an act that constitutes essential information regarding this Banking Company.

With nothing further at this time, we remain very sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

Santiago, November 18, 2004

Letter No.

Messrs.

Bolsa de Corredores

Stock Exchange

By Hand

Dear Sirs:

Pursuant to current legal and regulatory precepts, we would like to inform you as essential information that on December 1, 2004, Banco Bilbao Vizcaya Argentaria, Chile will proceed with the accelerated redemption of all the Series D3, D4, D5, and D6 Bearer Bank Bonds issued by the aforementioned Banking Institution on June 1, 1999, and registered with the Superintendency of Banks and Financial Institution of Chile’s Public Registry, under numbers 12/99 and 13/99 on August 24 of that same year.

The redemption price will be the face value plus accrued unpaid interest at the redemption date, denominated in Unidades de Fomento and payable in Chilean pesos. Although this accelerated redemption will cause an accounting impact of approximately 3.6 million Chilean pesos on the Bank’s books, it will imply a significant financial savings in the future, which is estimated to be greater than the aforementioned amount.

Likewise, and in order to comply with the provisions of Chapter 2-11 of the Updated Compendium of Rules issued by the Superintendency of Banks and Financial Institutions, we are pleased to attach documentation of the publication made in the El Mostrador newspaper on November 16, 2004.

The present communication is issued in virtue of the provisions of Articles 9 and 10 of Law 18,045, and Chapters 2-11 and 18-10 of the Superintendency of Banks and Financial Institutions’ Updated Compendium of Rules, inasmuch as it is an act that constitutes essential information regarding this Banking Company.

With nothing further at this time, we remain very sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

Santiago, November 18, 2004

Letter No.

Messrs.

Bolsa de Comercio de Santiago

Stock Exchange

By Hand

Dear Sirs:

Pursuant to current legal and regulatory precepts, we would like to inform you as essential information that on December 1, 2004, Banco Bilbao Vizcaya Argentaria, Chile will proceed with the accelerated redemption of all the Series D3, D4, D5, and D6 Bearer Bank Bonds issued by the aforementioned Banking Institution on June 1, 1999, and registered with the Superintendency of Banks and Financial Institution of Chile’s Public Securities Registry, under numbers 12/99 and 13/99 on August 24 of that same year.

The redemption price will be the face value plus accrued unpaid interest at the redemption date, denominated in Unidades de Fomento and payable in Chilean pesos. Although this accelerated redemption will cause an accounting impact of approximately 3.6 million Chilean pesos on the Bank’s books, it will imply a significant financial savings in the future, which is estimated to be greater than the aforementioned amount.

Likewise, and in order to comply with the provisions of Chapter 2-11 of the Updated Compendium of Rules issued by the Superintendency of Banks and Financial Institutions, we are pleased to attach documentation of the publication made in the El Mostrador newspaper on November 16, 2004.

The present communication is issued in virtue of the provisions of Articles 9 and 10 of Law 18,045, and Chapters 2-11 and 18-10 of the Superintendency of Banks and Financial Institutions’ Updated Compendium of Rules, inasmuch as it is an act that constitutes essential information regarding this Banking Company.

With nothing further at this time, we remain very sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

Santiago, November 18, 2004

Letter No.

Mr.

Enrique Marshall R.

Superintendent of Banks and

Financial Institutions

By Hand

Dear Sir:

Pursuant to current legal and regulatory precepts, we would like to inform you as essential information that on December 1, 2004, Banco Bilbao Vizcaya Argentaria, Chile will proceed with the accelerated redemption of all the Series D3, D4, D5, and D6 Bearer Bank Bonds issued by the aforementioned Banking Institution on June 1, 1999, and registered with the Superintendency’s Public Securities Registry, under numbers 12/99 and 13/99 on August 24 of that same year.

The redemption price will be the face value plus accrued unpaid interest at the redemption date, denominated in Unidades de Fomento and payable in Chilean pesos. Although this accelerated redemption will cause an accounting impact of approximately 3.6 million Chilean pesos on the Bank’s books, it will imply a significant financial savings in the future, which is estimated to be greater than the aforementioned amount.

Likewise, and in order to comply with the provisions of Chapter 2-11 of the Updated Compendium of Rules issued by the Superintendency of Banks and Financial Institutions, we are pleased to attach documentation of the publication made in the El Mostrador newspaper on November 16, 2004.

The present communication is issued in virtue of the provisions of Articles 9 and 10 of Law 18,045, and Chapters 2-11 and 18-10 of the Superintendency of Banks and Financial Institutions’ Updated Compendium of Rules, inasmuch as it is an act that constitutes essential information regarding this Banking Company.

With nothing further at this time, we remain very sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

Item 2

Santiago, November 22, 2004

Mr.

Edgar Piedra

Assistant Treasurer

The Bank of New York

101 Barclays Street 22nd Floor – West

New York, New York 10286

U.S.A.

Dear Sir:

I would like to inform you that on December 1, 2004, Banco Bilbao Vizcaya Argentaria, Chile will proceed with the accelerated redemption of all the Series D3, D4, D5, and D6 Bearer Bank Bonds issued by the aforementioned Banking Institution on June 1, 1999, and registered with the Superintendency of Banks and Financial Institution of Chile’s Public Securities Registry, under numbers 12/99 and 13/99 on August 24 of that same year.

The foregoing constitutes essential information regarding this Banking Company, which was reported on November 18, 2004, by letters sent to Chile’s Superintendency of Banks and Financial Institutions and Stock Exchanges.

Kind regards,

Rony Jara Amigo

Inspector

Banco Bilbao Vizcaya Argentaria, Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: November 23, 2004	By:	/s/ Ramón Monell Valls
		Name:	Ramón Monell Valls
		Title:	Chief Executive Officer